Exhibit 99.1
Zonagen, Inc.
2408 Timberloch Place, B-7
The Woodlands, Texas 77380
Dear Fellow Shareholders,
Two thousand five represents an important milestone in Zonagen’s new strategic direction following our restructuring. In 2004, Zonagen moved away from the classical business model of developing a broad portfolio of therapies using molecular biological and immunological approaches and focused our resources and efforts exclusively on two small molecule opportunities in the field of reproductive health, Androxal™ and Proellex™.
During 2005 we made significant progress in the clinical development of these two product candidates. Zonagen successfully completed the toxicology studies required in advance of Androxal entering Phase 3 clinical trials; and recently commenced our first Phase 3 study in the U.S. in 200 men. We also advanced Proellex in the clinic in 2005, commencing a 150-patient, double-blind, placebo-controlled Phase 2 clinical trial for the treatment of uterine fibroids. Recently, we have also commenced a 40-patient Phase 2 clinical trial for the treatment of endometriosis against open label Lupron®, the current standard of care.
In addition to refocusing our clinical development efforts, we have modified our business strategy to maximize the value of our shareholders’ investment in Zonagen. Specifically, we intend to develop the clinical potential of Androxal and Proellex and have that potential realized through one or more significant corporate transactions. Though we intend to leave our options open regarding such a transaction, our goal is to deliver to our shareholders a highly liquid return for their investment into the Company.
Considering our change in corporate strategy and our success to date in clinical development of a focused reproductive health portfolio, we believe a complementary change in Company name is warranted. We believe Repros Therapeutics (trading symbol RPRX — NASDAQ Capital Market) more accurately portrays our efforts in reproductive health, which include restoration of testicular function in hypogonadal men as well as treatment for at least two significant female reproductive health concerns. The name further differentiates us from more classical biotech approaches which incorporate genetic engineering and highlights a simpler more directed small molecule solution for significant physiological disorders.
I encourage you to vote yes for the name change. Further, I promise you that as long as you allow me the privilege to lead your Company I will put you, the shareholder, first. I will strive to remain open to your concerns and as a shareholder myself will endeavor to maximize our assets for the benefit of all shareholders of our Company.
Sincerely,
/s/ Joseph Podolski
Joseph Podolski
President and Chief Executive Officer